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MAR 05 2018

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46575

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dresner Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 N. Clark #3550, Suite 3550
(No. and Street)

CHICAGO	ILLINOIS	60602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROXANNA DAVIS 312-780-7222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ostrow Reisin Berk & Abrams, Ltd.
(Name – *if individual, state last, first, middle name*)

NBC Tower Suite 1500 455 N. Cityfront Plaza Drive	Chicago	IL	60611
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROXANNA M. DAVIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DRESNER INVESTMENT SERVICES, INC., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[Signature]
Signature

CONTROLLER
Title

"OFFICIAL SEAL"
Elizabeth A Radke
Notary Public, State of Illinois
My Commission Expires 3/27/2019

as witnessed in the County of Cook on March 1, 2018. Elizabeth A. Radke

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DRESNER INVESTMENT SERVICES, INC.

YEAR ENDED DECEMBER 31, 2017

CONTENTS

ORBA®
Accounting | Tax | Advisory

Report of Independent Registered Public Accounting Firm

Board of Directors and shareholder
Dresner Investment Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dresner Investment Services, Inc. (the Company) as of December 31, 2017, the related statements of income and comprehensive income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Dresner Investment Services, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

NBC Tower, Suite 1500 | 455 N. Cityfront Plaza Drive | Chicago, IL 60611-5313 | O 312.670.7444 | F 312.670.8301 | ORBA.COM
Independent Member of BKR International

Supplemental Information

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission and the computation for determination of reserve requirements and information relating to possession and control requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 (the supplemental information) have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ostrow Reisin Berk + Abrams, Ltd.

We have served as Dresner Investment Services, Inc.'s auditor since 2005.

Chicago, Illinois
February 28, 2018

DRESNER INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2017	
ASSETS	
Current assets:	
Cash and cash equivalents	$ 3,543,504
Trade receivables, less allowance for doubtful accounts of $911,579	122,218
Prepaid expenses	49,547
Total current assets	3,715,269
Property and equipment:	
Computer equipment	20,336
Furniture	4,125
Automobile	42,927
	67,388
Less accumulated depreciation	(62,313)
Property and equipment, net	5,075
Other assets	
Deferred tax asset	3,500
Total assets	$ 3,723,844

See notes to financial statements.

DRESNER INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION (CONTINUED)

December 31, 2017	
LIABILITIES AND SHAREHOLDER'S EQUITY	
Current liabilities:	
Accounts payable	$ 5,670
Accrued expenses	63,953
Deferred rent	10,736
Due to affiliates	229,448
Income tax payable	1,144
Total current liabilities	310,951
Long-term liabilities:	
Distribution payable	557,391
Deferred rent	24,080
Total long-term liabilities	581,471
Total liabilities	892,422
Shareholder's equity:	
Common stock, no par value; authorized 1,000,000 shares; issued and outstanding 100,000 shares	7,615
Paid-in capital	25,000
Retained earnings	2,798,807
Total shareholder's equity	2,831,422
Total liabilities and shareholder's equity	$ 3,723,844

See notes to financial statements.

DRESNER INVESTMENT SERVICES, INC.

STATEMENT OF INCOME AND COMPREHENSIVE IMCOME

Year ended December 31, 2017	
Revenues:	
Fee income	$ 4,521,281
Other income	14,107
Total revenues	4,535,388
Operating expenses:	
Support services	1,227,155
Bad debts	103,421
Occupancy	118,743
Communications	39,224
Wages and benefits	2,645,626
Total operating expenses	4,134,169
Operating income	401,219
Financial income (expense):	
Interest income	2,190
Interest expense	(25,079)
Total financial expense, net	(22,889)
Income before income tax expense	378,330
State income tax expense	(18,609)
Net income	359,721
Other comprehensive loss:	
Unrealized holding loss arising during the period	(78,092)
Reclassification adjustment for gains included in net income	(12,600)
Total other comprehensive loss	(90,692)
Comprehensive income	$ 269,029

see notes to financial statements.

DRESNER INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

	Common stock	Paid-in capital	Retained earnings	Accumulated Other Comprehensive Income	Total shareholder's equity
Balance, December 31, 2016	**$ 7,615**	**$ 25,000**	**$ 3,057,086**	**$ 90,692**	**$ 3,180,393**
Net income			**359,721**		**359,721**
Distributions			**(618,000)**		**(618,000)**
Other comprehensive loss				**(90,692)**	**(90,692)**
Balance, December 31, 2017	**$ 7,615**	**$ 25,000**	**$ 2,798,807**	**$ -**	**$ 2,831,422**

See notes to financial statements.

DRESNER INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS

Year ended December 31, 2017	
Cash flows from operating activities:	
Net income	$ 359,721
Adjustments to reconcile above to cash provided in operating activities:	
Depreciation	1,286
Provision for bad debts	103,421
Realized gain on sale of investments	(12,600)
Deferred rent	(7,055)
Decrease in operating assets:	
Trade receivables	66,147
Prepaid expenses	71,625
Increase (decrease) in operating liabilities:	
Accounts payable	(7,438)
Accrued expenses	(46,609)
Due to affiliates	(198,453)
Income tax payable	1,144
Net cash provided by operating activities	331,189
Cash flows from investing activities:	
Proceeds from sale of investments	23,550
Purchase of property and equipment	(3,221)
Net cash provided by investing activities	20,329
Cash flows from financing activities:	
Distribution payable	(137,038)
Shareholder distributions	(618,000)
Net cash used in financing activities	(755,038)
Net decrease in cash and cash equivalents	(403,520)
Cash and cash equivalents, beginning of year	3,947,024
Cash and cash equivalents, end of year	$ 3,543,504
Supplemental disclosures of cash flow information:	
Schedule of non-cash investing activities:	
Transfer of investments to affiliate	$ 122,723
Cash paid during the year for:	
Interest	$ 25,079

See notes to financial statements.

DRESNER INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

1. Description of business

Dresner Investment Services, Inc. (the Company) was incorporated in Illinois on April 12, 1993. The Company, which was admitted as a Financial Industry Regulatory Authority (FINRA) (formerly known as NASD) member in 1994, provides investment banking services for middle market companies. These services include advising clients on mergers and acquisitions, divestitures, recapitalizations, placement of debt, equity securities and corporate valuations.

The Company's shareholder is also the sole shareholder of three other legal entities sharing common ownership and management control. These entities were incorporated to provide management, professional and consulting services and are not subject to regulatory agencies' oversight. (See Note 8).

2. Summary of significant accounting policies

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Trade accounts receivable:

Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and equipment and related depreciation:

Property and equipment are stated at cost. Provisions for depreciation of property and equipment are computed under accelerated and straight-line methods over the estimated useful lives of the assets.

2. Summary of significant accounting policies (continued)

Deferred rent:

The Company's operating lease agreement for its office space contains provisions for future rent increases and a period of rent abatement. The Company records monthly rent expense equal to total payments due over the lease term, divided by the number of months in the lease term. The difference between rent expense recorded and the amount paid is credited or charged to "Deferred rent" which is reflected as a separate line item in the accompanying statement of financial condition.

Income taxes:

The Company uses the cash method of accounting for tax reporting purposes and the accrual method of accounting for financial statement purposes.

Since its inception, the Company elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code. Under these provisions, the Company is not required to pay federal income taxes on its income, if any. Instead, the shareholder of the Company is liable for the federal income taxes on his respective share of the Company's income, if any. However, the Company is liable for state income taxes, where applicable. State income tax expense was $18,609 for the year ended December 31, 2017.

The Company provides for deferred income taxes based on the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of timing differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effects of these differences are immaterial as of December 31, 2017.

3. Revenue

The Company's services are contracted under a variety of billing arrangements, including hourly, fixed and success fees. Revenue includes all amounts billed to clients during the year and adjustments for the settlement of previously billed and disputed fees. Revenue is not recognized from contracts that the Company and its clients have not reached an agreement as to earned fees and/or costs if the amounts are not determinable.

4. Credit risk

The Company maintains its cash in bank accounts at a Chicagoland area bank. Such accounts, at times, may exceed federally-insured limits. The Company has uninsured balances approximating $ 2,730,379 at December 31, 2017. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

5. Major clients

Three clients accounted for approximately 83% of the Company's revenue for the year ended December 31, 2017. One client accounted for approximately 11% of the accounts receivable at December 31, 2017.

6. Employee retirement plan

Effective September 1, 2002, the Company and its affiliates began a defined-contribution retirement plan (401(k) plan) with a profit-sharing feature covering substantially all employees. Under the plan, the Company may make a discretionary contribution based on salary and contributions of all employees who meet the service requirements as prescribed by the plan. The expense related to this plan allocated to the Company was $102,689 for the year ended December 31, 2017.

7. Lease commitments

The Company shares occupancy costs of its office facilities in Illinois with the three entities described in Note 8. Each entity is responsible for its agreed-upon share of base rent and real estate taxes and operating expenses of the facilities and the Company has recorded its proportionate share of expenses. The Company leases its office space under a non-cancelable lease which expires in July 2020.

The Company was also charged occupancy costs by DCS (Note 8) for office facilities in California and New York in the amount of $41,443.

For the year ended December 31, 2017 rent expense for its operating lease was $184,687.

The total remaining annual minimum rental payments are as follows:

Year ending December 31:	Amount
2018	$ 145,093
2019	148,774
2020	88,037
Total	$ 381,904

8. Related party transactions

Dresner Capital Resources, Inc. (DCR), one of the related corporations which is wholly-owned by the sole shareholder of the Company, provides all of the administrative support services. DCR pays a majority of the Company's office expenses and other costs, including payroll and related payroll taxes.

Allocation of expenses, referred to as "support services," are made by DCR to the Company and its affiliates. Expenses specific to the Company and its affiliates are allocated directly to the entity to which the expense applies. If the expense does not specifically apply to the Company or its affiliates, they are apportioned based on an allocation percentage determined by management.

Dresner Corporate Services, Inc. (DCS) is also a related entity. The Company paid DCR $337,556 and DCS paid the Company $16,380. During 2017 the Company paid approximately a net of $321,176 to these related corporations for administrative support services, wages and other overhead.

The Company also paid a monthly management fee to the Midnight Corporation, a related entity that is owned by a family member of the sole shareholder of the Company. The Company paid approximately $14,400 in management fees to this related entity in 2017.

The following amounts were due to the above related companies.

December 31, 2017	
Dresner Capital Resources, Inc.	$ 229,133
Dresner Corporate Services, Inc.	315
Total	$ 229,448

9. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed a 15 to 1 ratio. At December 31, 2017, the Company had regulatory net capital of $2,651,083, which was $2,591,588 in excess of its required net capital of $59,495. At December 31, 2017, the Company's net capital ratio was .34 to 1. Withdrawals of capital are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

10. Subsequent events

Management of the Company has reviewed and evaluated subsequent events from December 31, 2017, the financial statement date, through February 28, 2018, the date the financial statements were available to be issued.

DRESNER INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2017	
Total shareholder's equity	$ 2,831,422
Deductions and/or charges:	
Nonallowable assets:	
Property and equipment:	(5,075)
Other assets	(175,265)
Adjusted net capital	2,651,082
Minimum net capital requirement (6-2/3% of liabilities)	59,495
Excess net capital	$ 2,591,587
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 892,421
Percentage of aggregate indebtedness to net capital	33.66%

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2017 unaudited FOCUS II Report.

DRESNER INVESTMENT SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2017

The Company does not clear securities transactions or take possession or control of securities for customers and, therefore, is exempt from the possession or control and reserve requirements of Rule 15c3-3 Paragraph (k)(2)(i) under the Securities Exchange Act of 1934.

ORBA®
Accounting | Tax | Advisory

Report of Independent Registered Public Accounting Firm

Board of Directors and shareholder
Dresner Investment Services, Inc.

We have reviewed management's statements, included in the accompanying computation for reserve requirements and information relating to possession and control requirements under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Dresner Investment Services, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 28, 2018

NBC Tower, Suite 1500 | 455 N. Cityfront Plaza Drive | Chicago, IL 60611-5313 | O 312.670.7444 | F 312.670.8301 | ORBA.COM
Independent Member of BKR International

ORBA®
Accounting | Tax | Advisory

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Board of Directors and shareholder
Dresner Investment Services, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Dresner Investment Services, Inc. (the Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

NBC Tower, Suite 1500 | 455 N. Cityfront Plaza Drive | Chicago, IL 60611-5313 | O 312.670.7444 | F 312.670.8301 | ORBA.COM
Independent Member of BKR International

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk + Abrams, Ltd.

Chicago, Illinois
February 28, 2018

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/17

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(35-REV 6/17)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

46575 FINRA DEC
DRESNER INVESTMENT SERVICES, INC.
20 N. CLARK ST STE 3550
CHICAGO, IL 60602-5086

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Roxanna Davis 312-780-7222

2. A. General Assessment (item 2e from page 2) $ 6,725.00

B. Less payment made with SIPC-6 filed (exclude interest) (6,214.00)
7/19/2017
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 511.00

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $ 511.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dresner Investment Services, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 16 day of February , 20 18 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 07/01/2017
and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,483,431.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 4,483,432.00
2e. General Assessment @ .0015 Rate effective 1/1/2017	$ 6,725.00
	(to page 1, line 2.A.)

DRESNER INVESTMENT
SERVICES, INC.

YEAR ENDED DECEMBER 31, 2017